UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

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TRICO MARINE SERVICES, INC.
(Name of Registrant as Specified In Its Charter)

KISTEFOS AS CHRISTEN SVEAAS ÅGE KORSVOLD
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

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Press Release	Source: Kistefos AS

KISTEFOS AS CHRISTEN SVEAAS AND ÅGE KORSVOLD (COLLECTIVELY, THE “PARTICIPANTS”) INTEND TO MAKE A PRELIMINARY FILING WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2009 ANNUAL MEETING OF THE STOCKHOLDERS OF TRICO MARINE SERVICES, INC. (THE “COMPANY”).  SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2009 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO THE COMPANY’S STOCKHOLDERS AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS AND WILL BE CONTAINED IN THE SCHEDULE 13D FILED BY THE PARTICIPANTS AND IN AMENDMENTS THERETO.

* * *

Item 1: On February 27, 2009, Kistefos AS issued the following press release:

KISTEFOS NOMINATES TWO EXECUTIVES FOR ELECTION TO TRICO MARINE SERVICES BOARD OF DIRECTORS

Largest Trico Shareholder Makes Proposals After Discussions Fail to Resolve Kistefos Concerns Over Poor Operational Performance and Lost Shareholder Value

Kistefos Also Seeks Shareholder Approval for Bylaw Amendments to Declassify Trico’s Board and Lower Share Ownership Requirement to Call Special Meetings

OSLO, Norway – February 27, 2009 – Kistefos AS, the largest shareholder of Trico Marine Services, Inc. (NASDAQ: TRMA), an integrated provider of subsea, trenching and marine support vessels and services, announced today that it intends to nominate two of its executives for election to Trico’s Board of Directors at the company’s next annual meeting of shareholders. The nominations follow more than two months of discussions between Kistefos and Trico that failed to resolve Kistefos’ stated concerns about Trico Marine’s poor operating performance, unfriendly shareholder practices and extraordinary loss of shareholder value during the last year. Since reaching a high of $43.23 in April 2008, Trico’s stock price has performed substantially worse than the offshore service industry as a whole, falling nearly 93 percent, including a more than 50 percent drop in the last month alone.

To help address those concerns, Kistefos, which currently owns about 22.8 percent of Trico’s outstanding shares, intends to nominate Christen Sveaas and Åge Korsvold, two experienced executives with extensive operational expertise in the energy and offshore services industry, to fill two seats up for election at Trico’s upcoming shareholder meeting. While Trico has not yet named its nominees for election at the upcoming meeting, should the company nominate Joseph Compofelice, Trico’s chairman and chief executive officer, as expected, Mr. Sveaas would run for his seat. Mr. Korsvold would run for the seat currently held by Ben Guill if he is nominated as expected.

Messrs. Sveaas and Korsvold each has a proven track record of owning, operating and advising successful corporations, as well as helping to create long-term shareholder value as Board members. In addition to serving as chairman of Kistefos, a private investment firm with extensive turnaround experience, Mr. Sveaas has since 1989 been a director of Viking Supply Ships AS, which grew into one of the largest offshore supply companies listed on the Oslo Stock Exchange. Mr. Korsvold, Kistefos’ CEO, has led numerous corporate turnarounds, including at leading Norwegian insurance company Storebrand, emergency and rescue vehicle operator Viking Offshore Services, Ltd, shipping company Western Bulk AS, and technology companies Atex Group Ltd. and Ementor ASA.

As stated in their letter to Trico’s Board on December 23, 2008, Messrs. Sveaas and Korsvold intend to work with the company, its management and the other Board members to address the economic and operational challenges facing Trico and devise a strategy to restore shareholder value and cultivate new growth opportunities.

“As longtime shareholders in Trico, we believe the time has come for a new perspective and new ideas at Trico to improve the company’s disappointing operational and financial performance, and generate long-term value for all shareholders of the company,” Mr. Sveaas said. “Trico has and will continue to face many challenges, including integrating two recent acquisitions, reducing a growing debt load and returning to satisfactory profitability – all in the context of a global recession. To meet those challenges, we believe strongly that this Board-level change and the enactment of new, shareholder friendly policies are necessary for the company to be able to capitalize on future profit-making opportunities. Åge and I have each helped other companies successfully navigate difficult market environments before, and we look forward to working with other members of Trico’s Board and management team to help return the company to its past levels of profitability. We ask all Trico shareholders for their support in helping achieve that goal.”

In addition to its two Board nominees, Kistefos will submit three other shareholder-friendly proposals for approval at the annual meeting. The first is designed to strengthen the shareholders’ right to call a special meeting by amending Trico’s bylaws to lower the threshold of outstanding shares needed to call a special meeting to 15 percent from its currently very high level of 30 percent. The second proposal would declassify the company’s Board to ensure that all directors are up for election every year. The third would repeal any bylaw amendments made between December 15, 2008 and the date of the effectiveness/adoption of our proposals. Kistefos believes these three proposals are consistent with current best practices for public companies.

About Kistefos AS

Kistefos AS is a private investment firm focused on making investments in medium-sized companies. Kistefos typically invests in turnaround opportunities and businesses that experience industry consolidation. Kistefos has holdings in dry cargo-shipping, offshore services and financial services, as well as technology-founded investments and real estate development. Kistefos AS was founded in 1979 and is based in Oslo, Norway.

Investor Contacts:

Okapi Partners LLC

Bruce Goldfarb/Pat McHugh/Steve Balet

(212) 297-0720

Media Contacts:

The Abernathy MacGregor Group

Tom Johnson/Chuck Burgess/Mike Pascale

212-371-5999

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The participants in the proxy solicitation are Kistefos AS (“Kistefos”), Christen Sveaas and Åge Korsvold (collectively, the “Participants”).

Kistefos is the owner of 3,535,959 shares of the common stock, par value $0.01 per share (the “Common Stock”) of Trico Marine Services, Inc. (the “Company”).  These shares represent approximately 22.8% of the Common Stock of the Company computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Kistefos has shared voting and dispositive power with Christen Sveaas with respect to these shares.

Kistefos is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole beneficial owner of Kistefos, Christen Sveaas is the beneficial owner of 3,535,959 shares of the Common Stock. These shares represent approximately 22.8% of the Common Stock computed in accordance with Rule 13d-3 of the Exchange Act. Christen Sveaas has shared voting and dispositive power with Kistefos with respect to the shares it owns due to his ownership control of Kistefos.

As of the date of this filing, Mr. Korsvold does not directly own any shares of Common Stock of the Company.

The calculation of the percentages of beneficial ownership of the Common Stock set forth herein is based upon the 15,500,695 shares of Common Stock outstanding as of September 30, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

Other than Mr. Korsvold, the Participants have interests in this solicitation from either direct or indirect beneficial ownership of the Common Stock.  Messrs. Sveaas and Korsvold may be deemed to have an interest in their nominations for election to the Board of Directors (the “Board”) of the Company by virtue of compensation they will receive from the Company as a director, if elected to the Board.